EXHIBIT 21.1
LIST OF SUBSIDIARIES

Subsidiary	Location
Asure Consulting, Inc.	Washington
Asure Payroll Tax Management LLC	Delaware
Associated Data Services, Inc.	Alabama
Compass HRM, Inc.	Florida
Evolution Payroll Processing LLC	Delaware
iSystems Intermediate HoldCo, Inc.	Delaware
iSystems, LLC	Vermont
Mangrove Employer Services, Inc.	Florida
Asure Payroll Services, Inc.	Florida
Mangrove Software, Inc.	Florida
Payroll Maxx LLC	Colorado
PaySystems of America, Inc.	Tennessee
Savers Administrative Services, Inc.	North Carolina
Telepayroll, Inc.	California
USA Payrolls, Inc.	New York